Exhibit 99.1

Ultrapetrol (Bahamas) Limited Prepackaged Chapter 11 Plan Confirmed by Court

Company Expects to Emerge From Chapter 11 on March 31, 2017

NASSAU, Bahamas, March 21, 2017 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (the “Company”), a Bahamas corporation, announced today that the U.S. Bankruptcy Court for the Southern District of New York (the “Court”) confirmed its Second Amended Prepackaged Plan of Reorganization (the “Plan”) on March 17, 2017 (In re Ultrapetrol (Bahamas) Limited, Chapter 11 Case No. 17-22168).  The Plan implements the agreement reached with the Company’s and subsidiaries’ lenders and bondholders.

Under the Plan, the Company’s river business subsidiaries will be purchased by Sparrow River Investments Ltd. for a purchase price of $73.0 million. The proceeds of the sale of the river business, together with the net proceeds from the sale of the Company’s ocean business and funds held in a debt service reserve account pledged to The International Finance Corporation (“IFC”) and the OPEC Fund for International Development (“OFID”), will be paid to the holders of the Company’s 8.875% First Preferred Ship Mortgage Notes due 2021, IFC and OFID in full satisfaction of their debt on the effective date of the Plan in accordance with the Restructuring Support Agreement. The Plan provides that all other creditors will be paid in full. The Company’s existing shareholders will retain their shares in the Company; however, after giving effect to the Plan, the Company will no longer own any operating businesses. In addition, Sparrow Offshore Capital Ltd. will purchase the offshore subsidiaries of the Company for $2.5 million subject to their existing debt, which debt will be modified and remain with the offshore business. The secured lenders to the offshore business will receive the $2.5 million purchase price as well as $7.5 million held in accounts of the offshore business subsidiaries as a prepayment of the principal outstanding under certain loans of the offshore business subsidiaries. Other than the principal reduction through this repayment, the principal amounts outstanding under such loans are unaffected. Other creditors of the offshore business are unaffected and will continue to be paid when due in the ordinary course of business.

The Company expects to emerge from Chapter 11 on March 31, 2017.  Notwithstanding the change in ownership, the management teams of the river business and offshore business are being retained and it is expected that customers of the river business and offshore business will continue to receive high-quality service.

Information about the restructuring will be available at http://cases.primeclerk.com/ultrapetrol, or via the Company’s restructuring information line at (844) 205-4334 (U.S. and Canada) or (917) 606-6438 (International).

The Company is being advised by the investment banking firm of Miller Buckfire & Co. and AlixPartners, LLP. Zirinsky Law Partners PLLC and Seward & Kissel LLP are acting as legal counsel to the Company in this process.